                   UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               WASHINGTON, D.C. 20549                        OMB APPROVAL
                                                     ---------------------------
                    FORM N-17f-2                     OMB NUMBER:       3235-0360
                                                     EXPIRES:      JULY 31, 1994
Certificate of Accounting of Securities and Similar  ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE  ...0.05
           Investments in the Custody of
          Management Investment Companies
       Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


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1. Investment Company Act File Number:                                 Date examination completed:

   811-09255                                                           09/30/2002
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2. State identification Number:

   --------------------------------------------------------------------------------------------------------------
     AL               AK               AZ               AR               CA                CO
   --------------------------------------------------------------------------------------------------------------
     CT               DE               DC               FL               GA                HI
   --------------------------------------------------------------------------------------------------------------
     ID               IL               IN               IA               KS                KY
   --------------------------------------------------------------------------------------------------------------
     LA               ME               MD               MA               MI                MN
   --------------------------------------------------------------------------------------------------------------
     MS               MO               MT               NE               NV                NH
   --------------------------------------------------------------------------------------------------------------
     NJ               NM               NY               NC               ND                OH
   --------------------------------------------------------------------------------------------------------------
     OK               OR               PA               RI               SC                SD
   --------------------------------------------------------------------------------------------------------------
     TN               TX               UT               VT               VA                WA
   --------------------------------------------------------------------------------------------------------------
     WV               WI               WY               PUERTO RICO
   --------------------------------------------------------------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:

   Wells Fargo Variable Trust Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      525 Market St. San Francisco, CA 94105
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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                                  APPENDIX A
                                VARIABLE TRUST

ACCOUNT NAME
------------
Wells Fargo Variable Trust Asset Allocation
Wells Fargo Variable Trust Corporate Bond
Wells Fargo Variable Trust Equity Income
Wells Fargo Variable Trust Equity Value
Wells Fargo Variable Trust Growth
Wells Fargo Variable Trust International Equity Fund
Wells Fargo Variable Trust Large Company Growth
Wells Fargo Variable Trust Money Market
Wells Fargo Variable Trust Small Cap Growth

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[KPMG LETTERHEAD]

                    INDEPENDENT AUDITORS' REPORT

To the Board of Trustees
Wells Fargo Variable Trust Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Funds of Wells Fargo Variable Trust Funds (the "Funds") as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 30, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2001, and with respect to agreement of security purchases and sales, for the period September 30, 2001, the date of our last examination, through December 31, 2001.

(1) Inspection of documentation of all securities located in the vault, if any, of Wells Fargo Bank, Minnesota, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6) Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

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In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001, with respect to securities reflected in the investment accounts of the Funds, are fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 26, 2002

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[WELLS FARGO LOGO]

September 24, 2002

KPMG LLP
Three Embarcadero Center
San Francisco, CA 94110-4073

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the funds listed in Appendix A, Wells Fargo Variable Trust (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2002, and for the period from May 31, 2002 through June 30, 2002.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2002, and for the period from May 31, 2002 through June 30, 2002, with respect to securities reflected in the investment accounts.

Sincerely,

/s/ Denise Lewis
----------------
DENISE LEWIS
VICE PRESIDENT
WELLS FARGO FUNDS MANAGEMENT